MANAGEMENT’S DISCUSSION AND ANALYSIS

For the three and nine months ended September 30, 2026

SEABRIDGE GOLD INC.
MANAGEMENT’S DISCUSSION AND ANALYSIS
This management’s discussion and analysis (“MD&A”) of Seabridge Gold Inc. (“Seabridge” or the “Company”) and its subsidiary companies, dated November 12, 2026, is intended to supplement and complement the unaudited condensed consolidated interim financial statements and related notes as at and for the three and nine months ended September 30, 2026. It should be read in conjunction with the Company's audited annual consolidated financial statements and annual management’s discussion and analysis for the year ended December 31, 2025, and the 2025 Annual Information Form filed on SEDAR+ at www.sedarplus.ca. Other corporate documents are also available on SEDAR+ and EDGAR, as well as the Company’s website www.seabridgegold.com.
This MD&A contains forward-looking statements that are subject to risks and uncertainties, as discussed in the "Cautionary Statement On Forward-Looking Statements" in this MD&A. Readers are cautioned not to place undue reliance on forward-looking statements. As the Company has no operating projects at this time, its ability to carry out its business plan rests with its ability to sell interests in projects or to secure equity and other financings. All dollar figures are in Canadian dollars unless otherwise stated. Figures in some tables may not add due to rounding.
The unaudited condensed consolidated interim financial statements for the three and nine months ended September 30, 2026, and the comparative periods have been prepared by the Company in accordance with IAS 34, Interim Financial Reporting, as issued by the International Accounting Standards Board (“IASB”).
COMPANY OVERVIEW
Seabridge Gold Inc. is engaged in acquiring, exploring, and advancing mineral properties, with an emphasis on gold resources, located in Canada and the United States of America. The Company’s objective is to provide its shareholders with exceptional leverage to rising gold prices, while also offering additional exposure to copper through the significant copper resources it has acquired and discovered.
The Company’s strategy is to increase its mineral resources through exploration, rather than to develop and operate mines on its own. The Company intends to sell projects or participate in joint ventures with major mining companies as projects advance toward production. Since inception in 1999, Seabridge has acquired interests in numerous gold projects situated in North America with its principal project being the KSM property located in British Columbia. The KSM Project contains one of the world’s largest endowments of gold and copper mineral reserves and mineral resources. The Company also holds a 100% interest in the Bronson Corridor Project (formerly known as the Iskut Project) in British Columbia, the 3 Aces Project in Yukon, the Snowstorm Project in Nevada, exploration rights to the Felch Project (formerly referred to as the Michigan Project) in Michigan under an option agreement with Keweenaw Land Association, and the recently acquired 100% interest in the Sierra Madre Project (formerly referred to as the Slaughterhouse Project) in Wyoming. Although focused on gold exploration, the Company has made significant copper discoveries, in particular, at KSM and Bronson Corridor.
Seabridge’s common shares trade in Canada on the Toronto Stock Exchange ("TSX") under the symbol “SEA” and in the United States on the New York Stock Exchange under the symbol “SA”.

THIRD QUARTER 2026 HIGHLIGHTS
•Substantially completed an aggressive field work season at the KSM Project. Significant works included completion of the 13-kilometer Upper Treaty Creek Access Road, part of KSM's permanent infrastructure providing access to the saddle area of the Mitchell Treaty Tunnels ("MTT").
•At KSM, major field programs supporting feasibility study ("FS") work were completed across planned infrastructure areas in the Treaty and Mitchell Valleys, including 11,398 metres of drilling at 177 locations for geotechnical and metallurgical studies and 211 excavation pits for rock and soil characterization.
•Continued preparatory works for a feasibility study on the KSM Project largely focused on trade-off studies and other evaluations aimed at establishing a final project description for the execution of the study. Completion of a feasibility study is targeted for the end of 2027.
•Comprehensive environmental monitoring programs and modeling studies advanced in Q3 at KSM to strengthen the environmental data supporting the future feasibility study, permitting and joint venture discussions.
•Announced substantial completion and successful energization of the Treaty Creek Terminal ("TCT") on August 27, 2026, a significant milestone in the development of infrastructure supporting KSM. The terminal, located adjacent to Highway 37, approximately 2 kilometers north of the entrance to the KSM Project, represents a key component of the electrical infrastructure required to support future construction and operations.
•On July 20, 2026, the Company arranged an unsecured non-revolving loan agreement with a strategic investor providing for a loan facility of up to US$100 million. The facility bears interest at 7% per annum, compounded monthly, is available through December 31, 2026 and will be used to fund the Company’s working capital requirements and capital expenditures related to the KSM Project through the balance of 2026. The Company may elect to settle all or a portion of the principal and accrued interest in cash, common shares, or a combination thereof, subject to certain restrictions.
•The reconsideration of KSM’s substantially started designation (“SSD”) was advanced by British Columbia’s Environmental Assessment Office (“EAO”). KSM received its SSD on July 24, 2024. The SSD was subsequently challenged by the Tsetsaut Skii km Lax Ha (“TSKLH”) before the Supreme Court of British Columbia and the Court’s ruling on June 8, 2026 required the EAO to commence a reconsideration of the SSD following an additional 90-day consultation period with the TSKLH. The 90-day consultation period concluded on September 28, 2026. On September 22, 2026, Seabridge was advised by letter from the EAO that following the conclusion of the consultation, the EAO will provide Seabridge Gold with an opportunity to respond to the TSKLH submissions. The EAO will then draft a report regarding the substantial start reconsideration in light of the court findings and any relevant new information received. An opportunity to review that draft report will be provided to Seabridge, TSKLH, and other Indigenous Groups. The EAO will then make a recommendation to the decision-maker, and the decision-maker will reconsider the substantial start determination.
•Subsequent to quarter end, Seabridge acquired a 100% interest in properties and data of the Sierra Madre Project (referred to as the Slaughterhouse Project in the announcement of the acquisition) in southern Wyoming for US$300,000 and additional milestone payments of up to US$2.55 million upon successful completion of specific goals. Orogen Royalties Inc. (“Orogen”) retains a 2.5% net smelter return (“NSR”) royalty on the purchased claims (subject to a partial buy down) and a 0.5% to 1% NSR royalty within a broader area of mutual interest. This purchase includes 163 US mining claims, geophysical survey results and geological mapping, sampling and prospect evaluation. The Sierra Madre Project has been evaluated over the past several years by Orogen.

OUTLOOK
The Company continues its pursuit of a joint venture agreement on the KSM Project with a senior mining company partner that has technical, financial, and social capabilities to support development of the Project. The KSM Project includes multiple deposits and development scenarios that provide a joint venture partner flexibility in the design of the Project.
Planned activities through the balance of 2026 on the KSM project include:
•Continuation of FS activities, including engineering, to support the initiation of a FS which remains targeted for completion by the end of 2027. Engineering studies work includes the completion of trade off studies and preparation of the design criteria for the proposed FS.
•Environmental monitoring and technical studies covering activities required to prepare for the FS, and future permitting applications.
•Maintaining site camps, site operations, permits and social outreach programs, including Indigenous partner engagements.
Other Project works that have been largely concluded for the season and were successful in achieving the planned 2026 work scope, include:
•The FS site investigation included the most significant geotechnical program ever completed at the KSM site, with drilling programs in the Treaty and Mitchell valleys, and in the proposed process and tailings management area ("PTMA"). The program completed a total of 177 drill holes and 211 test pits, along with numerous geophysical programs. Drillholes provided geotechnical and hydrogeology data, as well as samples for metallurgical and geochemical testing.
•Completion of 13 kilometers of Upper Treaty Creek Access Road (“UTCAR”) to provide access to the site of the MTT saddle portal access. BC Hydro has substantially completed work on the TCT, a key component of the system required to provide power from the Northwest Transmission Line ("NTL”) for use during construction and operations.
At the Bronson Corridor Project, Seabridge's exploration program is focused on better defining new targets through enhanced surface geochemical sampling and geological mapping on untested and underexplored targets on the property. Additional evaluation of the historical core was undertaken to better understand mineral distribution and relationship to intrusive centers. Results from these ongoing evaluations are currently pending and will help guide future exploration activities.
Executing this more limited program has also resulted in a pause of the voluntary reclamation program at the Johnny Mountain Mine.
Limited exploration works are being completed at our 3 Aces and Snowstorm Projects. On our newly acquired Felch Project, the focus in 2026 is expanding geochemical data over the property to identify and refine targets for future drilling.
At the end of the third quarter, the Company held $56.3 million in cash and cash equivalents to fund current liabilities of $67.6 million and ongoing project and corporate costs. In addition, at September 30, 2026 the remaining available capacity under the unsecured non-revolving loan facility to fund planned works was US$50 million (C$70 million). On November 2, 2026, subsequent to quarter-end, the Company drew down the remaining US$50.0 million, fully utilizing the US$100.0 million facility.
DISCUSSION OF PROJECTS
KSM PROJECT
The KSM Project is located in northwest British Columbia, Canada, in a region generally known as the “Golden Triangle”. The Golden Triangle includes operating mines and many development and exploration projects. KSM is one of the world's largest undeveloped gold and copper projects as measured by mineral reserves and mineral resources.1 The KSM Project received its environmental assessment approvals from the federal, provincial and Nisga’a Lisims governments in 2014, relating to the mining and processing of 2.3 billion tonnes of ore from four of the KSM mineral deposits. The SSD, received in July 2024, made these environmental assessment approvals no longer subject to expiry; however, the Court ordered the SSD to be reconsidered after further consultation with the TSKLH. After reconsideration, if the EAO confirms that the KSM Project was substantially started, the environmental assessment approvals remain and are not subject to expiry.
On April 30, 2026, the Province of British Columbia (the "Province") designated Seabridge's KSM Project as a provincial priority project. The designation is designed to advance strategic, job-creating developments across British Columbia. Inclusion on the priority project list provides KSM with dedicated provincial permitting coordination and support, which is expected to streamline and expedite additional permits for the Project.
Recognition of KSM as a provincial priority project reflects the quality of the work completed to date and the value KSM represents for British Columbia and Canada. Dedicated permitting efforts support the significant work invested by Seabridge, our First Nation partners, local communities and government agencies. The Province’s decision reflects KSM’s scale, long‑term economic potential, and alignment with the objectives of the Look West strategy, which focuses on delivering major projects, strengthening economic security, and supporting the responsible development of British Columbia’s natural resources.
Site Activities And Development
Consistent with seasonal conditions, site activities were at full planned capacities throughout Q3 2026, with project management, contractors and support staff to execute works across all planned scopes. All three owned camp locations and two third-party locations being used to support the field season were operational. A strong focus on safety and environmental compliance was maintained throughout the quarter.
Upper Treaty Creek Access Road (“UTCAR”): Construction of UTCAR was fully engaged during the quarter with completion of 11.6 kilometers of the 13-kilometer route. Subsequent to quarter end, the full scope was successfully completed on budget. The UTCAR was constructed by a joint venture between the Treaty Creek Limited Partnership, owned by the Nisga'a and Tahltan Nations, and the Lemare Group. Completion of this permanent site infrastructure provides access into the Treaty Valley all the way to the saddle location to support construction of the MTT.
Treaty Creek Terminal: Work on BC Hydro's Treaty Creek Terminal ("TCT") for construction power also continued during the quarter and was substantially completed, with the facility being energized at the end of August 2026. BC Hydro contractors completed works on controls, communications and testing while also advancing on-site finishing of the yard and associated buildings. The TCT represents a key component of the electrical infrastructure required to support future construction and, subject to expansion, operations at KSM.
Drilling Programs: Extensive site investigation program continued through the quarter. Drill programs were conducted within both the Mitchell and Treaty Valleys, focused on geotechnical information for the FS. As at September 30, 2026, 97% of the planned holes were completed and at the date of this MD&A, 100% have been completed. Test pitting to better define soil and bedrock characterization within the footprint of the tailings management facility and other significant infrastructure locations continued throughout the quarter and the full planned scope of 211 test pits is now complete.

[1] Statements made comparing KSM’s size to other mineral deposits globally are made against, and based on, mineral resource and mineral reserve estimates disclosed by all publicly traded mining and exploration companies in North America, the United Kingdom, Australia, New Zealand and Singapore.

FS Activities
During Q3 2026, the technical services team focused on working with various consultants on trade-off studies to finalize the project description upon which the FS will be based. Trade-off studies assessed throughput rates, infrastructure configurations, plant layouts and mine designs related to ore and waste sequencing. In addition, work continued on a schedule for the initiation of, and the execution and completion of the FS. To support this work and align scopes, various technical sessions were held to better define current information and planning assumptions related to mine and process design and various infrastructure components.
Metallurgical test work in support of the FS was fully in process through the third quarter. Work continues across a number of labs on composites and other samples to optimize grind size and flowsheet layouts. Work to date has improved the Company’s confidence that the FS process design can be improved relative to that which was utilized in the 2022 pre-feasibility study.
Expenditures
Expenditures related to project development, started in 2021 and continued through 2026, are illustrated below:

(in thousands of Canadian dollars)	Capital expenditures	Payments/ Deposits to BC Hydro [1]	Capitalized borrowing costs [2]	Total
Cost
As at December 31, 2023	336,371	92,720	34,138	463,229
Additions	44,715	14,000	32,855	91,570
As at December 31, 2024	381,086	106,720	66,993	554,799
Additions	37,927	54,373	36,844	129,144
As at December 31, 2025	419,013	161,093	103,837	683,943
Additions	72,914	-	25,456	98,370
BTE costs	86,393	(86,393)	-	-
As at September 30, 2026	578,320	74,700	129,293	782,313
1.In 2022, the Company entered into a Facilities Agreement with British Columbia Hydro and Power Authority ("BC Hydro") covering the design and construction of a switching station by BC Hydro to supply construction phase hydro-sourced electricity to the KSM Project. Pursuant to the Facilities Agreement and amendments thereto, as at September 30, 2026, the Company has completed all $161.1 million in contracted payments. Of the $161.1 million paid, $86.4 million was BC Hydro Basic Transmission Extension ("BTE") costs. The remaining $74.7 million was placed as a deposit as security for BC Hydro's system reinforcement expenditures that are required to make the construction power available at the TCT. The refund of all or part of this deposit is subject to the Company meeting certain performance obligations under the Facilities Agreement.
2.During the nine months ended September 30, 2026, construction in progress additions at KSM included $25.5 million of capitalized borrowing costs (nine months ended September 30, 2025 - $25.6 million). Costs capitalized during the comparative period were net of $0.5 million of interest income earned on temporary investments of the borrowed funds.
During the nine months ended September 30, 2026, the Company incurred $72.9 million in expenditures that were capitalized.

At KSM, expenditures related to technical and engineering, fieldwork, and environmental and social programs for the nine months ended September 30, 2026 are summarized in the following table:

(in thousands of Canadian dollars)	Nine months ended September 30, 2026
Payroll	2,757
Technical, engineering, and fieldwork	26,356
Environmental and social	14,039
Other holding or property	299
Total	43,451
Project Description
In 2014, the KSM Project received its environmental assessment approvals from the federal, provincial and Nisga’a Lisims governments, relating to the mining and processing of 2.3 billion tonnes of ore from four of the KSM mineral deposits. After the Court ordered reconsideration of the SSD, if the EAO concludes for a second time that the KSM Project is substantially started, these environmental assessment approvals will not be subject to expiry. In addition to its environmental approvals, the Company currently holds significant federal and provincial permits related to the project, which allow for exploration, drilling activities, as well as early construction programs, such as road and camp construction. Additional permits and permit amendments (including Environmental Assessment Certificate amendments) will still need to be obtained prior to the project going into full production, including production from the East Mitchell deposit.
The design of the KSM Project as approved in our Environmental Assessment Certificate (“EAC”), includes the MTT, two 22 km long parallel tunnels that connect the mine sites to the milling and processing area. The Company currently holds a number of authorizations required for the MTT, including a Mines Act permit M-245 (“M-245”), which allows excavation from each of the three portal locations to the first crosscut, located up to 300 metres from each portal, and a License of Occupation (“LoO”) for the MTT route. The LoO provides KSM Mining Inc. ("KSMCo"), the Company's wholly-owned subsidiary which owns the KSM Project, with the right to occupy the area in which it intends to construct and operate the MTT for the purposes of constructing and operating the MTT. The Chief Gold Commissioner has also issued a Conditional Mineral Reserve (“CMR”) that applies to the MTT route. The Company has applied for an amendment to its M-245 permit to authorize the construction and operation of the MTT over its full length. Approval of this amendment has been delayed by the Mines Ministry, citing a legal action commenced challenging whether the CMR applies to third-party-owned mineral claims within the area of the CMR. See Litigation section below for further details. Once the MTT is constructed, the Company plans to convert the LoO into a statutory right-of-way.
Updated Mineral Resource Estimate
During the first quarter of 2026, an updated Mineral Resource estimate for the KSM Project was announced (see News Release dated March 31, 2026). Based on this mineral resource update, the KSM Project hosts Measured and Indicated Mineral Resources totaling 95.5 million ounces of gold, 21 billion pounds of copper, 460 million ounces of silver and 837 million pounds of molybdenum (6.3 billion tonnes grading 0.48 g/t gold, 0.15% copper, 2.3 g/t silver and 61ppm molybdenum). In addition, Inferred Mineral Resources total 84 million ounces of gold, 43 billion pounds of copper, 570 million ounces of silver and 606 million pounds of molybdenum (8.5 billion tonnes grading 0.31 g/t gold. 0.23% copper, 2.1 g/t silver and 32.5 ppm molybdenum).2
Resources are reported inclusive of those Mineral Resources that were converted to Mineral Reserves. Mineral Resources that are not Mineral Reserves do not have demonstrated economic viability.

[2] Measured and Indicated Resources and Inferred Resources estimates were prepared by Henry Kim, P. Geo, an independent Qualified Person, with an effective date of March 30, 2026. For details of the underlying key assumptions, parameters and methods see the Company’s news release of March 31, 2026.

2022 Preliminary Feasibility Study And Preliminary Economic Assessment
In 2022, the Company completed a preliminary feasibility study (“2022 PFS”), which included a preliminary economic assessment (“2022 PEA”)3. A copy of the Technical Report setting forth the details of the 2022 PFS and the 2022 PEA, including the underlying assumptions and projections, can be viewed on the Company’s website (www.seabridgegold.com) by selecting “KSM” from the dropdown “Projects” tab.
The 2022 PFS envisages an open-pit mine operation that is scheduled to operate for 33 years. Ore delivery to the mill increases from an initial 130,000 tpd to 195,000 tpd in Year 3. Average life of mine strip ratio is projected to be approximately 1:1. Over the entire 33-year mine life, ore would be fed to a flotation and gold extraction mill. The flotation plant is designed to produce a gold/copper/silver concentrate for transport by truck to a nearby seaport at Stewart, B.C. for shipment to Pacific Rim smelters. Metallurgical projections supported by extensive metallurgical testing, project a copper concentrate with an average copper grade of 24% and a high gold (64 g/t) and silver (177g/t) content, making it readily saleable. A separate molybdenum concentrate and gold-silver doré would also be produced at the KSM processing facility.
Mineral Reserves for the KSM Project are based on open pit mining of the Mitchell, East Mitchell and Sulphurets deposits. Waste to ore cut-offs were determined using a net smelter return (“NSR”) for each block in the model. NSR is calculated using prices and process recoveries for each metal, accounting for all off-site losses, transportation, smelting and refining charges. Metal prices of US$1,300 per ounce gold, US$3.00 per pound copper, US$20 per ounce silver and US$9.70 per pound molybdenum and a foreign exchange rate of 0.79 US dollar per Canadian dollar have been used in the NSR cut-off calculations.
Total Proven and Probable Mineral Reserves for the KSM Project are 47.3 million ounces of gold, 7,320 million pounds of copper, 160 million ounces of silver and 385 million pounds of molybdenum (2,292 million tonnes grading 0.64 g/t Au, 0.14% Cu, 2.2 g/t Ag and 76 ppm Mo)4. Mineral Resources are reported inclusive of Mineral Reserves.
The projected economic results of the 2022 PFS based on metal prices prevailing at that time are set forth below:

[3] Measured and Indicated Resources and Inferred Resources estimates were prepared by Henry Kim, P. Geo, an independent Qualified Person, with an effective date of March 30, 2026.
[4] The Technical Report setting forth the 2022 PFS and 2022 PEA dated August 8, 2022 was prepared by a team of independent Qualified Persons made up of Hassan Ghaffari, P.Eng.,Henry Kim, P. Geo., Jianhui (John) Huang, Ph.D., P.Eng, James H. Gray, P. Eng., Derek Kinakin, M.Sc., P.Geo, P.G., David Willms, P. Eng., Neil Brazier, P.Eng, Rolf Schmidt, P.Geo., and Ross Hammett, PhD., P. Eng.

Amounts expressed in US dollars	2022 PFS Base Case
Metal Prices:
Gold ($/ounce)	1,742
Copper ($/pound)	3.53
Silver ($/ounce)	21.90
Molybdenum ($/lb)	18.00
US$/Cdn$ Exchange Rate:	0.77
Cost Summary:
Operating costs per ounce of gold produced (years 1 to 7) [1]	$35
Operating costs per ounce of gold produced (life of mine) [1]	$275
Total cost per ounce of gold produced (inclusive of all capital and closure) [1]	$601
Initial capital (billions)	$6.4
Sustaining capital (billions)	$3.2
Unit operating cost (US$/tonne)	$11.36
Pre-Tax Results:
Net Cash Flow (billions)	$38.6
NPV @ 5% discount rate (billions)	$13.5
Internal rate of return	20.1%
Payback period (years)	3.4
Post-Tax Results:
Net Cash Flow (billions)	$23.9
NPV @ 5% discount rate (billions)	$7.9
Internal rate of return	16.1%
Payback period (years)	3.7
1.On a by-product basis
The results of the 2022 PEA are a stand-alone mine plan that was undertaken to evaluate a potential future expansion of the KSM mine to the copper-rich Iron Cap and Kerr deposits after the 2022 PFS mine plan has been completed. The 2022 PEA is primarily an underground block cave mining operation supplemented with a small open pit and is planned to operate for an additional 39 years with a peak mill feed production of 170,000 t/d. The 2022 PEA demonstrates that KSM is a potential multigenerational mining project with the flexibility to vary the metal output.

Litigation Related To The Ksm Project
KSM Project SSD
On November 22, 2024, the TSKLH, an indigenous group claiming indigenous rights and title over the KSM Project, filed a petition against the Province seeking judicial review of the SSD for the KSM Project. TSKLH sought a declaration that the EAO failed to fulfill its duty to consult TSKLH in respect of the SSD and an order quashing the SSD on the basis that the EAO failed to fulfill its duty to consult, the EAO failed to discharge its duty of procedural fairness and/or that the SSD was unreasonable. On November 29, 2024, the SkeenaWild Conservation Trust (“SCT”) and Southeast Alaska Indigenous Transboundary Commission (“SEITC”) filed a second petition against the EAO and KSMCo, also seeking an order quashing the SSD on the basis that the SSD was unreasonable. During the third quarter of 2025, SEITC withdrew from the proceedings.
On June 8, 2026, the Supreme Court of British Columbia (the "Court") issued its decision on these two petitions. The Court found that the EAO had not satisfied its duty to consult TSKLH with respect to the SSD. The Court ruled that the EAO must undertake additional consultation with the TSKLH providing TSKLH a period of 90-days for TSKLH to provide written submissions on whether the project was substantially started, after which the EAO must reconsider the SSD. The 90-day period ended September 28, 2026. The Court also dismissed the second petition that was filed by SCT, although the parties disagree as to whether the Court made a determination as to the reasonableness of the SSD. The parties to the legal action applied to the Court to settle its orders on the reasonableness arguments and the scope of the consultation required of TSKLH. A Court hearing took place on October 14, 2026 to resolve these issues, and the Court’s decision confirming its orders (the “Confirming Decision”) is yet to be released. TSKLH and SCT have filed notices of appeal to preserve their rights of appeal until the Court issues its Confirming Decision on these issues. The Company has filed cross appeals to preserve its rights in case the appeals proceed, and the Crown filed a cross appeal of the TSKLH decision.
The KSM Project environmental assessment certificate (“EAC”) is unaffected by the Petitions or the Court decision. However, the EAC expires unless the KSM Project was substantially started as of July 29, 2026. A substantially started determination for the KSM Project can be made after the July 29, 2026 date; in respect of other projects a substantially started determination (as of the expiry date) was made several months after the relevant expiry date.
Since the EAO gave TSKLH until September 28, 2026, to make written submissions, the EAO will give the Company an opportunity to respond to those submissions and the EAO will need a reasonable period of time after receiving those submissions to undertake any further consultation with TSKLH, to consider the submissions, to reconsider their original decision and to prepare a new decision. The EAO’s reconsidered decision is not expected until after the Court releases the Confirming Decision, with the result that the reconsidered SSD may not be issued until late in the fourth Quarter of 2026. The EAO has also indicated that it will receive submissions from the Company concerning the KSM Project for the period after the original SSD up to July 29, 2026 and will allow other interested parties, including TSKLH, to comment on the new information. The Company has submitted information regarding the additional work completed at the KSM Project after the work considered in the initial SSD to support a stronger reconsidered decision. The Company believes the EAO will make a new substantially started determination as of July 29, 2026 based on all information provided to it by the Company and through consultation with Indigenous peoples and others. During the consultation and reconsideration process(es), the EAC has not expired; it only expires if the EAO’s ultimate determination is that the KSM Project was not substantially started as of July 29, 2026. The EAO previously decided the KSM Project was substantially started in July, 2024.
If the Company is unsuccessful in retaining its SSD after the processes described above, the EAC will expire. Based on the merits of the Company’s original application and the EAO’s thorough review and consultation process in respect of it, the Court ruling and the additional work completed on the KSM Project since the initial SSD, management considers that the probability of KSM not retaining the EAC is remote.

Tudor Gold Litigation and MTT Authorizations
In July 2023, Tudor Gold Corp. (“Tudor”) requested the cancellation of KSM's LoO and Mines Act permit. Tudor claimed that the B.C. government did not have the authority to issue these and that they would destroy the value of Tudor's claims. The Mines Act permit authorizes limited MTT construction activities, including activities on claims held by Tudor, along the route of the MTT, and the LoO authorizes KSMCo to occupy the area of the MTT for construction and operation of the MTT, including on mineral claims held by Tudor. These authorizations were granted after a thorough regulatory process involving First Nations and Tudor's existing and previous joint venture partners.
In September 2023, the Company submitted a dismissal request for Tudor’s application to the Mines Ministry and the Ministry of Forests. In October 2023, Mines Ministry affirmed the Province’s authority to grant the LoO and the Mines Act permit. On November 17, 2023, the B.C. Ministry of Water, Land, and Resource Stewardship (“WLRS”) confirmed that the LoO was in good standing and there is no justification for canceling it.
In early 2024, the Mines Ministry advised the Company that the CMR prohibits interference with the MTT by any free miner, including Tudor. In several letters to the Chief Gold Commissioner (“CGC”) between December 2024 and April 2025, Tudor made multiple submissions asking the CGC to decide the dispute between Tudor and KSMCo and to cancel the CMR. In May 2025, the CGC determined that she did not have jurisdiction to decide the dispute, refused to cancel the CMR and included a statement in her determination that the CMR applied to Tudor. On July 14, 2025, Tudor filed a Notice of Appeal in Court against the CGC and KSMCo, appealing the CGC’s decision not to decide the dispute and the CGC’s statement that the CMR applies to Tudor. On March 17, 2026, after conceding that the CGC’s decision was correct, Tudor abandoned this appeal.
On September 22, 2025, Tudor filed a Notice of Civil Claim in the Court against the Province, seeking a ruling that the CMR does not apply to it, alleging misrepresentation by the Mines Ministry concerning Tudor’s rights as a mineral claims holder, asserting the CMR amounts to an expropriation by the Province of Tudor’s mineral claims, and asserting that the Province does not have the authority to grant Seabridge rights to use areas within Tudor’s mineral claims, amongst other things. On October 3, 2025, Tudor filed a Petition (the “LoO Petition”) against WLRS and KSMCo seeking judicial review of the September 2024 WLRS decision to grant the renewed 2024 LoO across portions of the Treaty Creek Property.
In April 2026, the Province filed its response to the Notice of Civil Claim brought against the Province by Tudor. In its response, the Province affirms its right under provincial legislation to grant the CMR and the LoO. The Province’s response notes that a mineral claim does not confer property rights; ownership of minerals requires further authorizations and authorized work by a mineral claims holder. The Province’s response further argues that Tudor knew that the CMR, LoO and Mines Act permit were in place when Tudor acquired its interest in its claims and that Tudor should have prudently investigated the implications of this fact. Finally, the Province notes that the Civil Claim by Tudor is statute-barred under the Limitations Act, any right of action having expired. The Company has applied to become a party to this Civil Claim in order to defend its interests and is awaiting a court hearing.
The Province delivered its records in respect of its decision on the LoO Petition in April 2026, however, the Province has not delivered its Response to the Petition. In July 2026, Seabridge delivered its Response to Petition and the Province’s Affidavit, addressing Tudor’s claims in the LoO Petition.
On April 10, 2026, the Company received a letter from the Mines Ministry advising that the decision to issue permit amendments for the construction and operation of the MTT over their full length was being delayed. The decision maker reviewing the permit amendment application referenced the Civil Claim commenced by Tudor challenging whether the CMR applies to Tudor's mineral claims. The Mines Ministry had previously confirmed on multiple occasions in writing that the CMR applies to Tudor's mineral claims. The decision-maker has advised the Company that he is not going to make a decision on its permit amendment application until this legal issue relating to the application of the CMR is resolved. There are no plans to commence construction of the MTT until a FS Study has been completed.
KSMCo and the Company will continue to vigorously defend all challenges to its rights, licenses and permits.

BRONSON CORRIDOR PROJECT
Bronson Corridor Project is an exploration property 40 kilometers from the KSM project in northwest British Columbia, Canada. Bronson Corridor has many features resembling KSM and it represents an opportunity to benefit from what we have learned at KSM to find one or more large gold-copper porphyry deposits in the highly prospective Golden Triangle region.
In 2023, the Company conducted a 17-drill hole, 19,500 metre drilling program at Bronson Corridor, integrating historical drilling, geochemistry and geophysical surveying programs. The work program was designed to test deeper copper-gold porphyry systems focused on the Bronson Slope mineral resource. Results of the 2023 program expanded the broad zones of sericite-pyrite-carbonate alteration associated with the Bronson Slope intermediate sulfidation epithermal deposit. In addition, the first drill program on the Snip North target in 2023 found a new porphyry mineral center. The discovery consists of the preserved upper parts of a copper-gold porphyry, with zonation from an upper intermediate sulfidation epithermal zone into an intense potassic altered porphyry system.
Regional geophysical surveys and surface geology work on the property point to a distinct structural feature that connects the Quartz Rise, Bronson Slope and Snip North targets. All the prospective copper-gold intrusions recognized on the property fall along this regional trend, and this observation has led the Company to envision a cluster of copper-gold deposits. The program in 2023 successfully tested the regional controls interpreted for the property, putting context to the alignment of Quartz Rise, Bronson Slope and Snip North.
In 2024, the Company expanded the large, intense hydrothermal system at Snip North that remains open down dip to the west and northwest. Results from the 2024 drill program established a continuous and extensive mineral system hosted in clastic and volcanoclastic wall rock, however, the source intrusion was never identified. Conclusions from the 2024 program indicated that a resource could be defined at Snip North and that it would provide valuable insights to apply across the property.
Drilling in 2025 at the Bronson Corridor Project was initiated at regular spacing to provide data to support a Mineral Resource estimation. The holes intersected wide intervals of wall rock hosted porphyry-style mineralization as well as higher level epithermal-style mineralization. The exploration program completed 23,855 metres of drilling in 24 drill holes with the goal of announcing a maiden copper-gold Mineral Resource at the Snip North target in 2026. At the close of 2025, it was determined that sufficient drilling was completed to proceed with a Mineral Resource estimation, although the limits of the system and the source intrusion were not defined.
Early in the second quarter of 2026, Seabridge published its inaugural Mineral Resource estimate for the Snip North Target, the second deposit discovered at the Bronson Corridor project. The maiden Inferred Mineral Resource totals 9.2 million ounces of gold, 28.3 million ounces of silver and 923 million pounds of copper (605.7 million tonnes grading 0.47 g/t gold, 0.07% copper and 1.5 g/t silver).
During the third quarter of 2026, geological crews were in the field completing soil and rock sampling in conjunction with geological mapping. The goal of this effort is to improve the historical geochemical data set using systematic sample distribution and modern analytical techniques that better detect porphyry mineral systems.
In conjunction with the surface sampling program, historical drill core across the Bronson Corridor was reviewed and prepared for an extensive core scanning effort which was completed during the quarter. Core scanning is designed to improve recognition of alteration mineralogy, refine structural models and develop thermal patterns in the altered rocks. Gathering this additional data from historical drill core is expected to direct future drilling at Bronson Slope.
Bronson Corridor lies in the traditional territory of the Tahltan Nation. The Tahltan Nation is developing a land use plan that encompasses parts of Bronson Corridor, including areas in which Mineral Resources lie. The Company has begun discussions with the Tahltan Nation in respect of its land use planning process to seek clarity on how the land use planning process may apply to Bronson Corridor.

The Company spent $6.1 million in the nine months ended September 30, 2026 related to Bronson Corridor.
In addition to exploration work at Bronson Corridor, the Company spent $0.7 million in nine months ended September 30, 2026 on reclamation and closure activities at the Johnny Mountain mine site.
3 ACES PROJECT
3 Aces was acquired by Seabridge in March 2020. It consists of 1,734 claims covering 357 km² (35,700 ha) located in a road accessible part of southeastern Yukon. Historical work developed broad areas of gold-in-soil extending more than 20 kilometers and past drilling encountered extensive gold. The Company believes the characteristics of the 3 Aces project are indicative of an orogenic gold project consistent in formation with other orogenic gold deposits in the vicinity and around the world.
In 2024, at the 3 Aces Project, the Company completed an exploration program, including 7,600 metres of drilling to evaluate and prioritize resource expansion targets across the project. An updated 3-dimensional model was built that brought together results from the drilling and historical drill programs to indicate the likelihood of continuous mineralization between previously isolated historical deposits in the Central Core Area ("CCA"). The focus in 2025 was to extend known geological features that host gold in the CCA into covered areas. The Company is pursuing an exploration model that predicts gold is localized on second-order folds along the contact of phyllite and sandstone.
3 Aces has concentrated on compiling the exploration results during 2026. This effort is integrating new drilling, extensive till and rock sampling as well as external research into a comprehensive understanding, particularly across covered areas. Expanding the potential size of the mineral system around the identified zones continues to be our focus.
The Company spent $1.0 million in the nine months ended September 30, 2026 related to 3 Aces.
SNOWSTORM PROJECT
Snowstorm is located 15 kilometres north of the Turquoise Ridge mine on a blind extension of the prolific Getchell Trend in Nevada, U.S.A.
At Snowstorm, from 2022 through 2024, the Company evaluated the results of the previous drilling programs to understand the geology encountered and its relationship to host prospective gold mineralization. Research was conducted to evaluate new technologies that could assist in targeting gold concentrations. Access and permit conditions were reviewed for initiating more extensive exploration, including drilling.
In 2025, exploration at Snowstorm continued the evaluation of a Getchell-style gold deposit and the deployment of a new technology for the discovery of Getchell-style mineralization at Snowstorm. An Ambient Noise Tomography survey was completed during the first quarter of 2025 and integrated into the data set. This led to a comprehensive structural model on the property that was incorporated into an Artificial Intelligence ("AI") assisted targeting evaluation.
Ultimately, the AI-assisted targeting identified gaps in geochemistry and age constraints on the prospective host stratigraphy. During the second quarter of this year, surface sampling was undertaken utilizing several material types to refine the surface expression of structures defined in the comprehensive model. Sampling of historical drilling was also submitted for additional geochemical testing, clay mineralogy evaluations and biostratagraphic age determination. These data are in the process of being reported back and will be evaluated during Q4 to define plans for exploration in 2027.
The Company spent $1.3 million in the nine months ended September 30, 2026 related to Snowstorm.
FELCH PROPERTY
In November 2025, the company completed an option agreement with Keweenaw Land Association (KLA), a large mineral rights holder, to explore mineral tenures in the Upper Peninsula of Michigan. During the early part of 2026 a comprehensive data compilation was undertaken that brought together available geology, geophysical surveys, historical drilling data, geochemistry, LiDAR and land tenure. These multiple data sets were compiled into a GIS database to develop an exploration strategy to define fertile structures that could host orogenic gold occurrences.
Beginning in the third quarter of this year, a detailed Quaternary geology map was produced and a till sampling program was undertaken. In conjunction with the till sampling, relogging and systematic sampling was completed on core from the 2021 drill campaign completed by KLA. The drill hole resampling guided an intensive till sampling effort down ice of a gold occurrence and was augmented with regional till sampling. Till samples were sent for both geochemical analysis and gold grain count measurements. In conjunction with this work, targeted detailed geological mapping was completed.
Completed assays results and gold grain count measurements have not been reported from the laboratories. Recently, a long awaited airborne magnetic map was published by the USGS, these results are being evaluated by a consultant for incorporation into the GIS database.
The Company spent $0.7 million in the nine months ended September 30, 2026 linked to the Felch Property Option Program.
MINERAL INTERESTS
During the nine months ended September 30, 2026, the Company capitalized an aggregate of $113.0 million (2025 - $84.0 million) expenditures attributed to mineral interests. The breakdown of the mineral interest expenditures by project is illustrated in the following table:

(in thousands of Canadian dollars)	Nine months ended September 30, 2026		Nine months ended September 30, 2025
	Amount	Percentage	Amount	Percentage
KSM	103,918	92%	60,331	72%
Bronson Corridor	6,115	5%	16,444	20%
Snowstorm	1,298	1%	1,244	1%
3 Aces	991	1%	5,487	6%
Felch	692	1%	-	-%
Courageous Lake	-	-%	486	1%
Total expenditures	113,014	100%	83,992	100%

FINANCIAL RESULTS
Quarterly results

(in thousands of Canadian dollars)	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Gain on distribution of mineral properties	-	-	151,691	-
Remeasurement gain (loss) on secured note liabilities through profit and loss	16,177	(20,033)	31,877	(23,871)
Corporate and administrative expenses	(5,833)	(4,671)	(21,915)	(13,981)
Foreign exchange gain (loss)	(765)	(12,607)	(17,778)	17,574
Remeasurement gain on loss of significant influence	-	-	7,333	-
Other income - flow-through shares	-	8,177	-	14,400
Finance income	532	1,518	2,617	3,750
Finance costs and other income	269	(143)	(1,951)	(432)
Income (loss) before income taxes	10,380	(27,759)	151,874	(2,559)
Income tax expense	(3,677)	(4,511)	(34,312)	(6,831)
Net income (loss)	6,703	(32,270)	117,562	(9,390)
During the current quarter, the Company recorded net income of $6.7 million, or $0.06 per share on a basic and diluted basis. During the comparative period of 2025, the Company recorded net loss of $32.3 million, or $0.32 per share, on both a basic and diluted basis. During the nine months ended September 30, 2026, the Company invested $188.7 million to progress the KSM Project while a joint venture agreement is being pursued, compared to $52.8 million during the same period last year. At September 30, 2026, cash and cash equivalents were $56.3 million.
During the nine months ended September 30, 2026, the Company recorded net income of $117.6 million, or $1.09 per share on a basic and diluted basis. During the comparative period of 2025, the Company recorded net loss of $9.4 million, or $0.09 per share, on both a basic and diluted basis.
The increase in net income for the three months ended September 30, 2026 was primarily attributable to the $16.2 million gain recognized on the remeasurement of secured note liabilities, compared with a $20.0 million loss recognized in the corresponding quarter of the prior year.
Gain on distribution of mineral properties
The increase in net income for nine months ended September 30, 2026 was primarily attributable to the $151.7 million gain recognized on the disposition of the Courageous Lake Project to Valor pursuant to the completed plan of arrangement. The gain was calculated as the difference between the fair value of the distribution of $211.8 million and the carrying value of the Courageous Lake mineral interests of $83.7 million, after recognizing the gold stream interest at a fair value of $13.6 million and reversing the related deferred tax liability of $20.0 million.
Remeasurement gain (loss) on secured note liabilities through profit and loss
Due to the expectation that the Silver Financing Put embedded in the 2022 Secured Note and NSR Financing Put embedded within the 2023 Secured Note will become exercisable on March 24, 2028, the Company is required to compare the present value of the contractual cash flows payable upon exercise of the put with the fair value of the Secured Notes, determined using a discounted cash flow model incorporating a Monte Carlo simulation. As at September 30, 2026, the present value of the contractual cash flows associated with the Silver Financing Put and NSR Financing Put exceeded the fair value of the 2022 and 2023 Secured Notes. Accordingly, the liability was measured based on the higher amount, being the value of the embedded put options.
During the three months ended September 30, 2026, the gain recognized on the remeasurement of secured note liabilities was mainly due to the financial put option, change in valuation date, change in credit spread, and the payment of interest, partially offset by delay in commercial production date. While the embedded put option became the primary driver of the liability valuation as at September 30, 2026, its value decreased compared to June 30, 2026, primarily as a result of lower projected silver prices and higher discount rates applied to the estimated cash flows.
During the nine months ended September 30, 2026, the gain recognized on the remeasurement of secured note liabilities was mainly due to the financial put option, change in credit spread, increase in discount rates and the payment of interest, partially offset by the impact of valuing the notes at reporting periods closer to maturity and delay in commercial production. While the embedded put option remained the primary driver of the liability valuation, its value decreased from December 31, 2025 primarily as a result of lower projected silver prices and higher discount rates applied to the estimated cash flows.
During the three and nine months ended September 30, 2025, the loss recognized on the remeasurement of secured note liabilities was mainly the net result of losses due to an increase in metal prices and the impact of valuing the notes at reporting periods closer to maturity, partially offset by the gain due to a slight increase in discount rates and payment of interest.
Corporate and administrative expenses
Corporate and administrative expenses are outlined below:

(in thousands of Canadian dollars)	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Employee compensation	1,458	1,412	5,361	4,827
Stock-based compensation	1,686	1,049	5,869	3,520
Professional fees	1,163	924	2,520	1,985
Other general and administrative	1,263	1,286	3,528	3,648
Expenses related to assets held for distribution	263	-	4,637	-
Corporate and administrative expenses	5,833	4,671	21,915	13,980
Total Corporate and administrative expenses for the three months ended September 30, 2026, were $5.8 million compared to $4.7 million in the prior-year period. The increase was mainly due to $0.3 million of costs related to the disposition of Courageous Lake assets to Valor, and higher stock-based compensation.
Total Corporate and administrative expenses for the nine months ended September 30, 2026, were $21.9 million compared to $14.0 million in the prior-year period. The increase was mainly due to $4.6 million of costs related to the disposition of Courageous Lake assets to Valor, higher stock-based compensation, increased professional fees and higher employee compensation.
During the nine months ended September 30, 2026, stock-based compensation expense related to restricted share units (“RSUs”) and deferred share units (“DSUs”) increased by $2.3 million, when compared to the same periods in 2025. The increase was primarily due to higher numbers of outstanding RSUs and DSUs in 2026 compared to 2025 (943,485 vs 807,802), and higher fair value at the December 2025 grant date compared to fair value at the December 2024 and 2023 grant dates.
As at September 30, 2026, 856,934 RSUs and 86,551 DSUs were outstanding.
During the first quarter of 2026, 6,000 RSUs were granted to a new member of the executive team. During Q2 of 2026, the number of outstanding RSUs and DSUs was adjusted by 36,319 RSUs and 3,651 DSUs,

respectively, in connection with the distribution of Valor Shares to Seabridge shareholders under the Courageous Lake spin-out transaction.
Foreign exchange

(in thousands of Canadian dollars)	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Unrealized foreign exchange (loss) gain	(925)	(13,143)	(19,366)	17,941
Realized foreign exchange gain (loss)	160	536	1,588	(367)
Foreign exchange (loss) gain	(765)	(12,607)	(17,778)	17,574
Movements in foreign exchange are primarily due to the revaluation of monetary assets and liabilities as at the balance sheet date and the appreciation or depreciation of the Canadian dollar compared to the US dollar in the period.
The secured note liabilities are denominated in US dollars. The impact of foreign exchange rate fluctuations on the valuation of the secured note liabilities is recorded as foreign exchange gain (loss) through profit and loss. Remaining foreign exchange gains or losses are primarily related to the revaluation of cash and cash equivalents denominated in US dollars. Depreciation of the Canadian dollar relative to the US dollar during the current quarter resulted in a $0.9 million unrealized foreign exchange loss on the revaluation of secured note liabilities and, conversely, a $0.2 million realized foreign exchange gain on the revaluation of cash and cash equivalents denominated in US dollars. Depreciation of the Canadian dollar relative to the US dollar during the nine months ended 2026 resulted in a $19.4 million unrealized foreign exchange loss on the revaluation of secured note liabilities and, conversely, a $1.6 million realized foreign exchange gain on the revaluation of cash and cash equivalents denominated in US dollars.
Conversely, during the prior year quarter, the appreciation of the Canadian dollar relative to the US dollar resulted in the opposite impact, with foreign exchange gains recognized on the revaluation of the US dollar-denominated secured note liabilities and foreign exchange losses recognized on the revaluation of US dollar-denominated cash and cash equivalents.
During the nine months ended September 30, 2025 the depreciation of the Canadian dollar relative to the US dollar resulted in the foreign exchange loss recognized on the revaluation of the US dollar-denominated secured note liabilities partially offset by the foreign exchange gain recognized on the revaluation of US dollar-denominated cash and cash equivalents.
Other income - flow-through shares
During the three and nine months ended September 30, 2026, the Company did not recognize any income related to the flow-through share premiums, as all premiums from prior years' financings had been fully recognized by December 31, 2025. During the three and nine months ended September 30, 2025, the Company recognized $8.2 million and $14.4 million, respectively, of other income related to the flow-through share premium recorded on the financings completed in June 2024, October 2024, December 2024 and June 2025.
Interest income
Interest income recognized during the three and nine months ended September 30, 2026, amounted to $0.5 million and $2.6 million, respectively, compared to $1.5 million and $3.8 million during the three and nine months ended September 30, 2025. The decrease was primarily attributable to interest income earned on cash deposits and short-term investments, which were higher in 2025 compared to 2026.

Finance costs and other
Finance costs and other amounted to income of $0.3 million and expense of $2.0 million, respectively, for the three and nine months ended September 30, 2026 compared to expenses of $0.1 million and $0.4 million respectively, for the three and nine months ended September 30, 2025. The finance income for the current quarter of $0.3 million relates to the gain on the revaluation of the gold stream asset, compared to the loss of $1.9 million for the nine month period.
As of September 30, 2026 capitalized interest related to the secured note liabilities amounted to $25.5 million, compared to $25.6 million in the comparative period of 2025.
Income tax recovery (expense)
During the nine months ended September 30, 2026, the Company recognized income tax expense of $34.3 million, primarily reflecting deferred tax liabilities associated with the $151.7 million gain recognized on the disposition of the Courageous Lake assets to Valor and fair value gains related to the valuation of the secured note liabilities. This was partially offset by foreign exchange losses related to the valuation of the secured note liabilities. The income tax impact of $13.3 million, recorded through other comprehensive income (loss), primarily relates to the portion of the revaluation of the secured note liabilities that was recorded through other comprehensive income (loss) during the current period.
During the nine months ended September 30, 2025, the Company recognized income tax expense of $6.8 million, primarily reflecting deferred tax liability arising from the renouncement of flow-through expenditures, partially offset by income tax recovery arising from the losses incurred in the period. The income tax impact of $1.7 million, recorded through other comprehensive income (loss), was mainly related to the portion of the revaluation of the secured note liabilities that was recorded through other comprehensive income (loss) during the current period.
QUARTERLY INFORMATION
Selected financial information for the last eight quarters ending September 30, 2026 is as follows:

(in thousands of Canadian dollars, except per share amounts)	2026			2025				2024
	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4
Revenue	-	-	-	-	-	-	-	-
Net income (loss) for the period	6,703	117,506	(6,647)	(43,782)	(32,270)	12,329	10,551	(40,764)
Basic income (loss) per share	0.06	1.09	(0.06)	(0.42)	(0.32)	0.12	0.11	(0.45)
Diluted income (loss) per share	0.06	1.08	(0.06)	(0.42)	(0.32)	0.12	0.11	(0.45)
Seabridge does not derive any revenue from its operations. Its primary focus is the exploration and development of its resource properties.
The significantly higher income in the second quarter of 2026 was primarily due to a $151.7 million gain recognized on the disposition of the Courageous Lake mineral properties to Valor in connection with the spin-out transaction. Other fluctuations in income (loss) in current and prior quarters are mainly the result of non-cash valuation gains or losses recognized on the fair value revaluation of its secured note liabilities each quarter, driven primarily by changes in prices of metals, forecasted future production volumes, discount rates, and foreign exchange gains or losses on the same secured note liabilities that are denominated in U.S. dollars.
The income (loss) per period has also fluctuated depending on the Company’s activity level, reflected in corporate and administrative expenses.

FINANCIAL POSITION SUMMARY

(in thousands of Canadian dollars)	September 30, 2026	December 31, 2025

Cash and cash equivalents	56,289	117,528
Other current assets	25,050	96,620
Non-current assets	1,765,663	1,553,701
Total assets	1,847,002	1,767,849

Current liabilities	140,112	40,883
Non-current liabilities excluding secured note liabilities	38,275	3,478
Secured note liabilities	536,883	598,517
Total liabilities	715,270	642,878
Total equity	1,131,732	1,124,971
Total liabilities and equity	1,847,002	1,767,849
Cash and cash equivalents
Cash and cash equivalents decreased primarily due to cash used in investing and operating activities, partially offset by $69.9 million in borrowings and $35.8 million raised from ATM share issuance.
Other current assets
Other current assets primarily consist of HST receivables, other receivables, prepaid expenses, and investments. The decrease in other current assets compared to December 31, 2025 was mainly due to the transfer of $83.4 million of assets related to the Courageous Lake Gold Project to Valor Gold Corp. as part of the completion of the spin-out transaction during the current quarter. Prior to the transfer, these assets were classified as assets held for distribution.
Non-current assets
Non‑current assets consist primarily of mineral interests, property and equipment, other long‑term assets and receivables, reclamation deposits, and gold stream interest. The increase from the prior period was driven mainly by continued investment in mineral interests and property and equipment, as well as recognition of $12.0 million gold stream interest related to the Courageous Lake Project. This increase was partially offset by the reduction of a deferred income tax asset of $12.4 million recognized at December 31, 2025. The deferred income tax asset recognized in December 2025 primarily related to the non-cash loss recognized on the fair value remeasurement of secured note liabilities, partially reduced by foreign exchange gains arising from the valuation of the secured notes, resulting in a significant reduction of the deferred income tax asset balance.
Current liabilities
The current liabilities balance primarily consists of trade and other payables, borrowings and the current portion of the provision for reclamation liabilities. The increase in current liabilities at September 30, 2026 is mainly due to higher payable and accrued liabilities associated with seasonal activities at KSM and exploration projects and $69.9 million in short term borrowings under the loan facility. Included in payable and accrued liabilities is $37.2 million related to the KSM Project, primarily reflecting seasonal increases in construction, development, engineering, and feasibility study planning activities. Subject to the terms of the loan agreement, the Company may elect to settle all or a portion of the principal and accrued interest in cash, common shares, or a combination thereof.

Non-current liabilities
Non-current liabilities include secured note liabilities of $536.9 million as at September 30, 2026, compared to $598.5 million as at December 31, 2025. The $61.6 million decrease is primarily due to an increase in credit spread, impact of the financing put option and an increase in discount rates, which reduce the fair value of the secured note liabilities, as well as settlement of interest. In addition, due to the expectation that the Silver Financing Put embedded in the 2022 Secured Note and the NSR Financing Put embedded in the 2023 Secured Note will become exercisable on March 24, 2028, the Company is required to compare the present value of the contractual cash flows payable upon exercise of the put options with the fair value of the secured notes. As at September 30, 2026, the present value of these contractual cash flows exceeded the fair value of the underlying secured notes; accordingly, the liabilities were measured based on the higher value of the embedded put options. Despite this requirement, the value of the embedded put options decreased compared to December 31, 2025, primarily as a result of changes in silver price assumptions and higher discount rates. These decreases were partially offset by the depreciation of the Canadian dollar relative to the U.S. dollar and the impact of valuing the notes at reporting dates closer to maturity.
Non-current liabilities, excluding secured note liabilities, consist primarily of provision for reclamation liabilities, lease obligations and deferred income tax liabilities. During the nine months ended September 30, 2026, the Company recognized a deferred income tax liability of $34.9 million, primarily reflecting the non-cash tax impact of the gain recognized on the disposition of the Courageous Lake assets to Valor and non-cash gains arising from the fair value remeasurement of secured note liabilities. This was partially offset by foreign exchange losses related to the secured notes and losses arising from the valuation of marketable securities.
LIQUIDITY AND CAPITAL RESOURCES

(in thousands of Canadian dollars)	September 30, 2026	December 31, 2025

Current assets
Cash and cash equivalents	56,289	117,528
Amounts receivable and prepaid expenses	10,241	4,482
Investment in marketable securities	14,809	8,750
Total current assets	81,339	130,760

Current liabilities
Accounts payable and accrued liabilities	67,613	17,565
Loan payable	69,940	-
Lease obligations	534	366
Provision for reclamation liabilities	2,025	3,044
Total current liabilities	140,112	20,975
Working (Deficit) Capital (1)	(58,773)	109,785
Add back loan payable	69,940	-
Adjusted Working Capital (1)	11,167	109,785
1.This is a non-GAAP financial performance measure with no standard definition under IFRS.
The Company’s working capital position decreased by $168.6 million, from $109.8 million on December 31, 2025 to a working capital deficit of $58.8 million at September 30, 2026. The decrease was mainly due to cash utilized to fund site operating and investing and higher accounts payable and accrued liabilities resulting from seasonal increases in site activities, partially offset by $35.8 million raised in Q1 2026 through the ATM offering.
As at September 30, 2026, the Company had cash and cash equivalents of $56.3 million (December 31, 2025 - $117.5 million) and current financial liabilities of $138.1 million (December 31, 2025 - $17.9 million).

Except for the secured note liabilities, the loan facility, lease obligations and the reclamation obligations, the Company’s financial liabilities primarily have contractual maturities of 30 days and are subject to normal trade terms. The Company’s ability to fund its operations and capital expenditures and other obligations as they become due is dependent upon market conditions. The Company’s approach to managing liquidity risk is to maintain sufficient cash resources and access to financing to meet obligations as they become due, which includes reducing or deferring non-discretionary expenditures if required, including early works and other activities necessary to advance the KSM project, and other discretionary activities at the Company’s exploration projects
In the third quarter of 2026, the Company entered into a US$100 million loan facility in the third quarter of 2026, of which US$50 million ($69.9 million) was drawn at September 30, 2026 and the remaining US$50 million was drawn on November 2, 2026 subsequent to quarter-end, fully utilizing the facility. Amounts drawn under the loan facility are due on or before December 31, 2026. Subject to the terms of the loan agreement, the Company may elect to settle all or a portion of the principal and accrued interest in cash, common shares, or a combination thereof. Any issuance of common shares is subject to TSX approval and applicable TSX pricing requirements. The issue price of any shares cannot be lower than the minimum price permitted under TSX requirements and, in all cases, is determined based on the greater of 92.5% of the 20-day volume weighted average trading price and the minimum price permitted by the TSX. The number of shares issuable is further limited such that the lender and its affiliates cannot own more than 4.9% of the Company's outstanding common shares following the issuance. To the extent these requirements are not satisfied, settlement must be made in cash. The ultimate form of settlement will depend on the Company's share price, capital structure, and the shareholdings of the lender at the date of settlement. Assuming settlement of the loan facility at September 30, 2026 in common shares, the adjusted working capital is $11.2 million.
The following table details the Company’s expected remaining contractual cash flow requirements for its financial liabilities on repayment or maturity periods. The amounts presented are based on the contractual undiscounted cash flows and may not agree with the carrying amounts in the condensed consolidated interim statements of financial position.

(in thousands of Canadian dollars)	Less than 1 year	1-3 years	3-5 years	Greater than 5 years	Total
2022 Secured Note including interest	20,814	41,629	41,629	219,476	323,548
2023 Secured Note including interest	13,876	27,752	27,752	143,956	213,336
Lease obligation	227	1,043	435	396	2,101
Loan payable	71,348	-	-	-	71,348
	106,265	70,424	69,816	363,828	610,333
If the Company is unable to settle all or a portion of the amounts payable for the loan facility or the Secured Notes in shares, the Company would be required to seek external sources of financing to fund any payments due, such as obtaining replacement royalty arrangements or raising additional capital, which would be subject to market conditions that are outside the Company’s control. The significant judgments relate to the availability and timing of external funding on acceptable terms, the effect of the Company’s share price, the effect of foreign exchange rates, applicable approval and ownership limitations on its ability to settle the loan facility or Secured Notes in common shares, and management’s ability to reduce or defer discretionary expenditures as necessary.
During the nine months ended September 30, 2026, the Company raised net $35.8 million (for the year ended 2025 - $100.8 million) through an ATM offering. During the first quarter of 2025, the Company replaced its base shelf prospectus and related registration statement with a new US$750 million base shelf prospectus and registration statement that expires in February 2027. The Company's ATM equity program established under the shelf has since been fully utilized.
To satisfy the interest payment on the 2022 Secured Note, during the nine months ended September 30, 2026, the Company issued 419,138 common shares in respect of the interest incurred during the period (nine months ended September 30, 2025 - 771,648 common shares). To satisfy the interest payment on the 2023 Secured Note for the nine months ended September 30, 2026, the Company issued 279,426 common shares in settlement of interest incurred during the period. Interest incurred during the nine months ended September 30, 2025 was accrued as the deferred interest and paid in December 31, 2025.
With respect to the secured notes, and following an amendment to the put-rights under the secured note in Q2 2026, as at September 30, 2026, the Company has assessed that the Silver and NSR Financing Put (“Financing Puts”) are expected to become exercisable on March 24, 2028, and are not exercisable prior to that date. If exercised, the Company would be required to pay US$247.1 million, plus accrued and unpaid interest related to the 2022 Secured Note, and US$164.8 million, plus accrued and unpaid interest related to the 2023 Secured Note. The Company has the option to settle amounts due on exercise of the Financing Puts through the issuance of common shares, subject to ownership limitations, or in cash. The ultimate form of settlement will depend on the Company’s share price, capital structure, and the noteholder’s shareholdings at the date of settlement. As the Financing Puts are not exercisable until March 2028, the Company expects the Financing Puts will become exercisable at that time, and no determination regarding the settlement method has been made as at September 30, 2026.
As the Company does not generate cash inflows from operations, the Company is dependent upon external sources of financing, including the US$100 million loan facility, which was fully drawn as of November 2, 2026, to fund its exploration projects and ongoing activities. When and if required, the Company will seek additional sources of financing to fund its exploration and development programs at its key projects. Funding for KSM remains an important consideration as the Company advances its joint venture negotiations for the Project with its preferred partner.
COMMITMENTS AND CONTINGENCIES
The following table summarizes the maturities of the Company’s financial liabilities and commitments as at September 30, 2026 based on the undiscounted contractual cash flows:

	Payments due by years
(in thousands of Canadian dollars)	Total	2026	2027-2028	2029-2030	2031-2032
2022 Secured Note – interest	114,009	5,204	41,629	41,629	25,547
2023 Secured Note – interest	76,005	3,469	27,752	27,752	17,032
Capital expenditure commitments	25,230	25,230	-	-	-
Loan payable	71,348	71,348	-	-	-
Mineral interests	8,356	200	2,106	2,373	3,677
Lease obligation	2,101	227	1,043	435	396
	297,049	105,678	72,530	72,189	46,652
Prior to its maturity, the 2022 Secured Note bears interest at 6.5%, or US$14.6 million per annum, payable quarterly in arrears. Prior to its maturity, the 2023 Secured Note bears interest at 6.5% or US$9.8 million per annum, payable quarterly in arrears. The Company can elect to satisfy interest payments in cash or by delivering common shares or a combination of the two, subject to limitations described below.

SECURED NOTES LIABILITIES
On March 24, 2022, KSMCo entered into an agreement selling a secured note that is to be exchanged at maturity for a 60% gross silver royalty (the “Silver Royalty”) on the KSM Project for US$225 million. On May 8, 2026, KSMCo entered into an amending agreement that amended the terms of the Silver Financing Put to delay the date this put becomes exercisable by one year in exchange for an increase in the amount payable on exercise of the Silver Financing Put.
Refer to Note 12 of the Company's December 31, 2025 consolidated financial statements for the terms of the 2022 Secured Note.
During the second quarter of 2026, the 2022 Secured Note agreement was amended, extending the Silver Financing Put exercise date to March 24, 2028 and increasing the put exercise amount by 6.5% to US$247.1 million.
To satisfy the interest payment on the 2022 Secured Note, the Company issued 419,138 common shares, during the nine months ended September 30, 2026, in respect of the interest incurred during the nine months ended September 30, 2026 (nine months ended September 30, 2025 - 771,648 common shares).
Based on the evaluation of the likelihood of various scenarios regarding the timeline for securing project financing, the Company continues to assume that the Silver Financing Put would become exercisable on March 24, 2028.
Due to the expectation that the Silver Financing Put embedded within the 2022 Secured Note will be exercisable on March 24, 2028, the Company is required to record the present value of the contractual cash flows that will be payable, if such value exceeds the fair value of the 2022 Secured Note calculated using the discounted cash flow with a Monte Carlo simulation. As of September 30, 2026, the discounted value of the contractual cash flows related to the Silver Financing Put embedded within the 2022 Secured Note exceeded the fair value of the 2022 Secured Note leading, the Company to record the higher amount. In contrast, as at December 31, 2025, the fair value of the 2022 Secured Note was higher than the discounted value of the Silver Financing Put's contractual cash flows.
During the three and nine months ended September 30, 2026, the fair value of the 2022 Secured Note decreased, and the Company recognized a gain of $18.1 million and $10.8 million, respectively (three and nine months ended September 30, 2025 - loss of $5.5 million and gain of $3.7 million, respectively).
Key valuation assumptions in respect of the 2022 Notes are summarized in the following table:

Key inputs and assumptions	September 30, 2026	December 31, 2025
Forecast silver production in thousands of ounces	166,144	166,144
Silver spot price per ounce [1]	$60.73	$71.99
Royalty rate	75%	75%
Risk-free rate	5.6%	4.8%
Credit spread	6.0%	4.6%
Share price volatility	60%	60%
Silver royalty discount factor	16.9%	14.5%
1.The metal prices used in the model are based on the quoted forward prices, where available, and adjusted for forward risk-free rates and cost of carry beyond quoted future forward prices.

The movements in the carrying value of the 2022 Secured Note during the three and nine months ended September 30, 2026 were as follows:

(in thousands of Canadian dollars)	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Carrying value beginning of the period	341,608	304,508	334,330	313,766
Change in fair value (gain) loss through profit and loss	(22,373)	2,265	(2,719)	5,629
Change in fair value (gain) loss through other comprehensive income (loss)	3,760	(3,715)	(19,808)	962
Foreign currency translation (gain) loss	553	6,966	11,745	(10,332)
Total change in carrying value	(18,060)	5,516	(10,782)	(3,741)
Carrying value end of the period	323,548	310,025	323,548	310,025
On June 29, 2023, KSMCo, entered into an agreement selling a secured note. On May 8, 2026, KSMCo entered into an amending agreement that amended the terms of the NSR Financing Put to delay the date this put becomes exercisable by one year in exchange for an increase in the amount payable on exercise of the NSR Financing Put. The 2023 secured note issued in 2023, as amended (“2023 Secured Note” and together with the 2022 Secured Note the “Secured Notes”), has a principal amount of US$150 million.
Refer to Note 12 of the Company's December 31, 2025 consolidated financial statements for the terms of the 2023 Secured Note.
During the second quarter of 2026, the 2023 Secured Note agreement was amended, extending the NSR Financing Put exercise date to March 24, 2028 and increasing the put exercise amount by 6.5% to US$164.8 million.
To satisfy the interest payment on the 2023 Secured Note, during the nine months ended September 30, 2026, the Company issued 279,426 common shares in respect of the interest incurred during the period. Interest incurred during the nine months ended September 30, 2025 was accrued as Deferred Interest. The Interest Deferral Amount was settled on December 29, 2025 through the issuance of 774,841 Seabridge common shares.
Based on the evaluation of the likelihood of various scenarios regarding the timeline for securing project financing, the Company continues to assume that the NSR Financing Put would become exercisable on March 24, 2028.
Due to the expectation that the NSR Financing Put embedded within the 2023 Secured Note will be exercisable on March 24, 2028, the Company is required to record the present value of the contractual cash flows that will be payable, if such value exceeds the fair value of the 2023 Secured Note calculated using the discounted cash flow with a Monte Carlo simulation. As of September 30, 2026, the discounted value of the contractual cash flows related to the NSR Financing Put embedded within the 2023 Secured Note exceeded the fair value of the 2023 Secured Note leading the Company to record the higher amount. In contrast, as at December 31, 2025, the fair value of the 2023 Secured Note was higher than the discounted value of the NSR Financing Put's contractual cash flows.
During the three and nine months ended September 30, 2026, the carrying value of the 2023 Secured Note decreased by $6.1 million and $50.9 million, respectively (three and nine months ended September 30, 2025 - increased by $1.8 million and $24.3 million, respectively).

The following key inputs and assumptions were used in the determination of fair value:

Key inputs and assumptions	September 30, 2026	December 31, 2025
Forecast NSR:
Gold in thousands of ounces	10,500	10,500
Silver in thousands of ounces	29,876	29,876
Copper in millions of pounds	19,322	19,322
Molybdenum in millions of pounds	152	152
Metals spot prices on September 30, 2026, and December 31, 2025 [1]
Gold per ounce	$4,188.75	$4,307.95
Silver per ounce	$60.73	$71.99
Copper per pound	$6.54	$5.63
Molybdenum per pound	$33.57	$21.50
NSR Rate	1.25%	1.25%
Risk-free rate	5.6%	4.8%
Credit spread	5.0%	4.6%
Share price volatility	60%	60%
NSR royalty discount factor	16.9%	14.5%
1.The metal prices used in the model are based on the quoted forward prices, where available, and adjusted for forward risk-free rates and cost of carry beyond quoted future forward prices
The movements in the carrying value of the 2023 Secured Note during the three and nine months ended September 30, 2026 were as follows:

(in thousands of Canadian dollars)	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Carrying value beginning of the period	219,466	271,346	264,187	248,786
Change in carrying value (gain) loss through profit and loss	6,196	17,768	(29,158)	25,114
Change in carrying value (gain) loss through other comprehensive income (loss)	(12,773)	(22,178)	(29,633)	6,820
Foreign currency translation (gain) loss	447	6,175	7,939	(7,609)
Total change in carrying value	(6,130)	1,765	(50,852)	24,325
Carrying value end of the period	213,335	273,111	213,335	273,111

During the nine months ended September 30, 2026, the fair value of the secured note liabilities decreased by $61.6 million, from $598.5 million on December 31, 2025 to $536.9 million on September 30, 2026. The decrease in the fair value was primarily due to an increase in credit spread and discount rates, as well as settlement of interest, partially offset by higher metal prices, depreciation of the Canadian dollar compared to the US dollar, and the impact of valuing the notes at reporting periods closer to maturity.
The fair value of the Secured Notes is estimated using Level 3 inputs and is most sensitive to changes in discount rates, metal prices, and forecasted production.
The change in the fair value of the secured note liabilities during the three and nine months ended September 30, 2026 and the prior period is summarized in the following table:

(in thousands of Canadian dollars)	Three months ended September 30,		Nine months ended September 30,
	2026	2025	2026	2025
Secured Note:
Remeasurement difference	16,177	(20,033)	31,877	(30,743)
Foreign exchange gain (loss)	(1,000)	(13,141)	(19,684)	17,941
Gain (loss) through other comprehensive income (loss)	9,013	25,893	49,441	(7,782)
Decrease (increase) in fair value during the period	24,190	(7,281)	61,634	(20,584)
CONTINGENCIES
During 2016, upon the completion of an audit by tax authorities of the Company's application under the British Columbia Mineral Exploration Tax Credit (“BCMETC”) program, in respect of expenditures incurred in 2010 and 2011, the Company was reassessed $3.6 million, including accrued interest for expenditures that the tax authority categorized as not qualifying for the BCMETC program. In 2017 the Company filed an objection to the reassessment with the appeals division of the tax authorities and paid one-half of the reassessed amount to the Receiver General. In 2019, the Company received a decision from the appeals division that the Company’s objection was denied, and the Company filed a Notice of Appeal with the British Columbia Supreme Court. The Attorney General of Canada replied to the facts and arguments in the Company’s Notice of Appeal and stated its position that the Company’s expenditures did not qualify for the BCMETC program. The Company presented its case in the BC Supreme Court in September 2024. As at September 30, 2026, the Company had paid $1.6 million to the Receiver General, and the Canada Revenue Agency (“CRA”) had withheld $2.3 million of HST credits due to the Company that would fully cover the residual balance claimed by CRA, including interest. As a result, at March 31, 2025 the Company had recorded a long-term receivable of $3.9 million, including $0.3 million of additional interest charged after the reassessment. On March 26, 2025, a judgment (the “BC METC Judgment”) was rendered substantially in the favor of the Company and confirmed that the Company’s expenditures did qualify for the BCMETC program. During the last quarter of 2025, the Company was returned the full $3.9 million plus $0.5 million in additional interest, or $4.4 million in total.
As previously disclosed in the Company’s prior years' financial statements and in its consolidated financial statements for the year ended December 31, 2025, in 2019 the Company received a notice from the CRA that it proposed to reduce the amount of expenditures reported as Canadian Exploration Expenses (“CEE”) for the three years ended December 31, 2016. The Company has funded certain of its exploration expenditures, from time to time, with the proceeds from the issuance of flow-through shares and renounced, to flow-through share subscribers, the expenditures which it determined to be CEE. The notice disputed the eligibility of the same types of expenditures the CRA categorized as not qualifying for the BCMETC program in the case described above and the relevant wording of the test for expenditures that qualify for the BCMETC program is the same as the relevant wording of the test for expenditures that qualify as CEE. The Company responded to the CRA auditors with additional information for their consideration. In 2020, the CRA auditors responded to the Company’s submission and, although accepting additional expenditures as CEE, reiterated that their position remains largely unchanged and subsequently issued reassessments to the Company reflecting the additional CEE expenditures accepted and $2.3 million of Part Xll.6 tax owing. The CRA has reassessed certain investors who subscribed for the flow-through shares, reducing CEE deductions. Notice of objections to the Company’s and investors’ reassessments have been filed for all those that have been received and will be appealed to the courts, should the notice of objections be denied. The Company has indemnified the investors that subscribed for the flow-through shares and that have been reassessed by depositing the amount of their reassessments, including interest charges, into the accounts of the reassessed investors with the Receiver General in return for such investors' agreement to object to their respective reassessments and to repay the Company any refund of the amount deposited on their behalf upon resolution of the Company’s appeal. During 2021, 2022 and 2023, the Company deposited $9.4 million into the accounts of certain investors with the Receiver General. The deposits made have been recorded as long-term receivables on the statement of financial position as at September 30, 2026. The potential tax indemnification to the investors is estimated to be $10.8 million, plus $4.3 million in potential interest. If the reasoning of the BCMETC Judgement is applied to the expenditures claimed not to be eligible as CEE by the CRA, the notices of objection should be accepted and the reassessments of the Company and the investors should be reversed. No provision has been recorded related to the tax, potential interest, or the potential indemnity, as the Company and its advisors do not consider it probable that there will ultimately be an amount payable.
CONTROLS AND PROCEDURES
The Company’s management, under the supervision of the Chief Executive Officer and Chief Financial Officer, are responsible for designing adequate internal controls over financial reporting or causing them to be designed under their supervision in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS. Management is responsible for establishing and maintaining adequate internal controls over financial reporting. The control framework used is the Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).
Disclosure Controls and Procedures and Internal Controls over Financial Reporting
Pursuant to regulations adopted by the U.S. Securities and Exchange Commission, under the U.S. Sarbanes-Oxley Act of 2002 and those of the Canadian Securities Administrators, management evaluates the effectiveness of the design and operation of the Company’s disclosure controls and procedures, and internal control over financial reporting. This evaluation is done under the supervision of, and with the participation of, the Chief Executive Officer and the Chief Financial Officer.
Disclosure controls and procedures have been designed to ensure that information required to be disclosed by the Company is recorded, processed, summarized and reported within the time periods specified in the rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by the Company is accumulated and communicated to management as appropriate, to allow timely decisions regarding required disclosure. The Company’s Chief Executive Officer and Chief Financial Officer have concluded, based on their evaluation of the design of the disclosure controls and procedures as of September 30, 2026, that they are appropriately designed.
Limitations of Controls and Procedures
The Company’s management, including the Chief Executive Officer and Chief Financial Officer, believes that any internal controls over financial reporting and disclosure controls and procedures, no matter how well designed, can have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance that the objectives of the control system are met.
Changes to Internal Controls Over Financial Reporting
There has been no change in the Company’s design of internal controls over financial reporting that has materially affected, or is reasonably likely to materially affect, the Company’s internal controls over financial reporting during the period covered by this MD&A.

CYBERSECURITY
The Company’s management is responsible for cybersecurity, and the Board of Directors has granted the Audit Committee the authority to oversee management’s assessment of cybersecurity risks and their prevention and mitigation approaches and to investigate any material breaches. To date, there have been no material breaches of security measures of which the Company is aware.
SUSTAINABILITY
Management and the Board of Directors consider more than just environmental, social, and governance issues when considering sustainability. The Company also takes into account diversity, equity and inclusion (DEI) to form our overall approach to sustainability. Thus, the Board of Directors and management have incorporated sustainability into the Company’s goals, priorities, and strategies to operate safely, sustainably and with leading governance standards. The Board of Directors has established a sustainability Committee and granted that Committee oversight responsibilities with respect to the Company’s sustainability initiatives. This Committee reviews climate-related and nature-related risks and opportunities each time they meet and shares key discussion points with the Board of Directors. The Company’s sustainability strategy encompasses its Sustainability Policy, a strategic framework, and the Company’s sustainability reporting practice. The Sustainability Policy influences the decisions and behaviors of the Company’s employees, contractors, and the Board of Directors in associated matters. The Policy also governs the strategic framework and sustainability goals. The Company publishes its Sustainability Report annually, covering its sustainability performance and approach to climate change issues for the preceding year. As the Company operates in the natural resource extraction industry, the Company strives to achieve leading operating standards, assessing and mitigating the impacts on the physical environment and the communities in which the Company operates.
In the nine months ended September 30, 2026, and to the date of this report, the Company had no significant environmental and safety incidents that required reporting to government agencies or other regulators.
In addition to its Sustainability Policy, the Company has implemented an Environmental Policy, Health and Safety Policy, Respectful Workplace Policy & Program to address discrimination, bullying, harassment, sexual harassment, and workplace violence and Workplace Employment Policy to support diversity and equal opportunity. The Sustainability Reports, including climate strategy, and the Company’s policies related to ESG can be found on the Company’s website www.seabridgegold.com.
SHARES ISSUED AND OUTSTANDING
As of November 12, 2026, the issued and outstanding common shares of the Company totaled 108,079,853. In addition, there were 856,934 RSUs and 86,551 DSUs outstanding. Assuming the conversion of all of these instruments into shares, the issued and outstanding common shares would be 108,529,726.
RELATED PARTY TRANSACTIONS
During the nine months ended September 30, 2026, there were no payments to related parties other than compensation paid to key management personnel. These transactions were in the normal course of operations and were measured at the exchange amount, which is the amount of consideration established and agreed to by the related parties.
RECENT ACCOUNTING PRONOUNCEMENTS
Refer to Note 3 in the Company’s unaudited condensed consolidated interim financial statements for the period ended September 30, 2026.

CRITICAL ACCOUNTING ESTIMATES
Refer to Note 4 in the Company’s audited consolidated financial statements for the year ended December 31, 2025.
RISKS AND UNCERTAINTIES
The risks and uncertainties are discussed within the Company’s most recent Annual Information Form filed on SEDAR+ at www.sedarplus.com, and the Annual Report on Form 40-F filed on EDGAR at www.sec.gov/edgar.shtml.
CAUTIONARY STATEMENT ON FORWARD-LOOKING STATEMENTS
The consolidated financial statements and management’s discussion and analysis and any other materials included with them contain certain forward-looking statements within the meaning of the United States Private Securities Litigation Reform Act of 1995 and forward-looking information within the meaning of Canadian securities laws concerning future events or future performance relating but not limited to the Company’s expectations, intentions, estimates, plans and beliefs. Forward-looking information can often be identified by forward-looking words such as “anticipate”, “believe”, “expect”, “goal”, "objective", "strategy", "plan", “intend”, “estimate”, "project", “may” and “will” or similar words suggesting future outcomes, or other expectations, beliefs, estimates, plans, objectives, assessments, assumptions, intentions or statements about future events or performance. Forward-looking information may include reserve and resource estimates and expected changes to them, estimates of future production and related financial analysis, unit costs, costs of exploration programs or capital projects, timing of commencement or completion of operations, the realization of the Company’s plans, the completion of corporate transactions, the achievement of various corporate objectives and their timing, the outcomes of court proceedings, the values of the Secured Notes and the assumptions underlying such values, and the performance of systems and procedures and is based on current expectations that involve several business risks and uncertainties. Forward-looking statements are necessarily based on estimates and assumptions made by the Company in light of its experience and perception of historical trends, current conditions and expected future developments, some of which may be inaccurate.
Forward-looking statements are subject to risks, uncertainties, and other factors that could cause actual results to differ materially from expected results. Factors that could cause actual results to differ materially from any forward-looking statement include, but are not limited to, the failure to raise the funds necessary to conduct its activities, to secure a joint venture partner to advance and build the KSM project, to meet debt service obligations, or to determine estimated resources and reserves, the grade and recovery of ore which is mined varying from estimates, capital and operating costs varying significantly from estimates, the inability to maintain good relationships with Indigenous groups with rights over the areas of its projects, delays in obtaining or failures to obtain required governmental, environmental or other project approvals, a cybersecurity incident, adverse court rulings, climate and nature related risks to performance of work and maintenance of infrastructure, failure of personnel or contractors to perform within expected timelines and costs, inflation, changes in exchange rates, fluctuations in commodity prices, challenges to property title or access to properties, increased competition for properties, personnel or supplies, delays in the development of projects, unavailability of insurance and other factors identified in the Company’s other disclosure documents from time-to-time.
Shareholders are cautioned not to place undue reliance on forward-looking statements. By its nature, forward looking information involves numerous assumptions, inherent risks and uncertainties, both general and specific, that contribute to the possibility that the predictions, forecasts, projections and various future events will not occur. The Company undertakes no obligation to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events, or other such factors which affect this information, except as required by law.